RGINA DRUM
MERRION ROAD,
LSBRIDGE. DUBLIN 4.
r, Public for the County and City of Dublin,
Ireland.
Commissioned for Life.

GOODBODY SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

1Washington, D.C. 20549

2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66955

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING_____01/01/2021 AND ENDING_____12/31/2021_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Goodbody Securities Incorporated
TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ballsbridge Park, Ballsbridge

                                              (No. and Street)

Dublin	Dublin 4	Ireland
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Paul Curtin +353 1 6419261   paul.b.curtin@goodbody.ie

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco, Sciaccotta, Wilkens & Dunleavy, LLP

                                (Name – if individual, state last, first, middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	Il	60423
(Address)	(City)	(State)	(Zip Code)
12/21/2010			5376
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Donovan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Goodbody Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Director



Notary Public 28|Feb|2022

GEORGINA DRUM
60 MERRION ROAD,
BALLSBRIDGE, DUBLIN 4.
Notary Public for the County and City of Dublin,
Ireland.
Commissioned for Life.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Goodbody Securities Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Goodbody Securities Incorporated's auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 22, 2022

TABLE OF CONTENTS

STATEMENT OF FINANCIAL CONDITION
As of 31st December 2021

	$
Assets	
Cash and cash equivalents	2,345,961
Accounts Receivable Customer	1,278,290
Receivable to related party	84,238
Prepayments	9,129
Total Assets	**3,717,618**
Liabilities	
Fail to receive	1,278,290
Accounts payable and other accrued expenses	29,742
Taxes Payable	378
Total Liabilities	1,308,410
Stockholder's Equity	
Common stock, par value $0.01. Authorized 3,000 shares issued and outstanding 1 share at $0.01 per share	
Additional paid in capital	2,057,000
Retained earnings	352,208
Total stockholder's equity	2,409,208
Total Liabilities and Stockholder's Equity	**3,717,618**

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements December 31st, 2021

1. General Information and Summary of Significant Accounting Policies (continued)

   (b) Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (c) Fair Value of Financial Assets and Liabilities

   The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, accounts receivable customer, fail to receive and accrued expenses.

2. Income Taxes

   Provision for income taxes for the years ended December 31st, 2021 includes the following amounts (the Company reports under the accrual method for tax purposes):

Current Taxes	$
Federal	4,553
City	25
State	25
Total Current	4,603
Deferred Tax	0
Total provision for income taxes	4,603

   The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses for financial reporting purposes that are not deductible for tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets are due to start-up and organizational costs.

   A valuation allowance for deferred tax assets was not considered necessary at December 31st, 2021. Management believes it is more likely than not that the Company will fully realize the total deferred income tax asset as of December 31, 2021, based upon its expected future levels of taxable income. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

3. Cash and Cash equivalents

   The Company considers all highly liquid instruments with original maturities of 3 months or less at the date of purchase to be cash equivalents.

Notes to Financial Statements December 31st, 2021

4.   Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital as defined. At December 31st, 2021, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $2,315,841 which was $2,065,841 in excess of its required net capital of $250,000.

5.   Related party transactions

GBS charges a fee for corporate overhead services. Service fee income is charged to GBS. For the year ended December 31, 2021, corporate overhead expenses and service fee income were $167,845 and $278,933 respectively. The Company has an agreement with GBS to distribute independent third-party research produced by GBS to the Company's US institutional clients. The Company receives a research services fee from GBS for providing this service. For the year ended December 31st, 2021, total research services fee income from GBS was $46,233.

At December 31st 2021, the Company had a net receivable from GBS of $84,238.

6.   Commitments and Contingencies

There were no commitments or contingencies at the year end.

7.   Risk and Uncertainties

Customer Transactions
In the normal course of business, the Company effects transactions on behalf of customers on delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31,2021, there was one failed trade.

Off-Balance Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2021 settled with no resultant loss being incurred by the Company.

Concentration of Credit Risk
The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

8.   **Subsequent Event**

The Company has evaluated subsequent events occurring after the statement of financial condition date December 31, 2021, through the date these financial statements were issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.